May 4, 2018

VIA EDGAR

Mr. Michael Volley
Division of Corporation Finance
Office of Financial Services
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Renasant Corporation
Form 10-K for the fiscal year ended December 31, 2017
Filed February 28, 2018
File No. 001-13253

Dear Mr. Volley:

We submit this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filing set forth in the letter from the Division of Corporation Finance dated May 2, 2018 from the Division of Corporation Finance.

In this letter, we have reproduced the Staff’s comment in boldface type and have followed the comment with the response of Renasant Corporation (the “Company”).

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Net Interest Income, page 51

1.     We note your disclosure on pages 51 and 52 of the non-GAAP measures:

•	taxable equivalent net interest income, adjusted,

•	net interest margin, adjusted

•	taxable equivalent interest income on loans, adjusted, and

•	taxable equivalent loan yield, adjusted.

These measures exclude the accretable yield recognized on purchased loans. It appears that disclosing financial measures and metrics excluding the impact of purchase accounting represents an individually tailored recognition and measurement method which could result in a misleading financial metric that violates Rule 100(b) of Regulation G. Please refer to Question 100.04 of the

Compliance and Disclosure Interpretations for guidance. Therefore, in future filings, including Forms 8-K, please do not disclose financial measures and metrics that exclude the impact of purchase accounting.

We acknowledge the Staff’s comment. In future filings with the Commission and in other materials subject to Regulation G, the Company will omit any non-GAAP financial measures that exclude the impact of purchase accounting adjustments, including, in particular, taxable equivalent net interest income, adjusted; net interest margin, adjusted; taxable equivalent interest income on loans, adjusted; and taxable equivalent loan yield, adjusted.

If you have any additional questions or require any further information, please do not hesitate to contact me at (662) 680-1450.

Sincerely,
Kevin D. Chapman
Executive Vice President and
Chief Financial and Operating Officer

cc: E. Robinson McGraw
C. Mitchell Waycaster